Boichik Bagels

Profit and Loss
January - December 2022

	TOTAL
Income	
4200 Food Sales	18,297.20
4210 Bagels	2,918,836.10
4211 Bagels - Shopify	26,585.37
4250 Grab N Go	905,649.87
4251 Grab N Go - Shopify	11,095.27
4260 Sandwiches	1,298,231.86
4265 Gift Sets & Party Platters - Shopify	143,075.00
4270 Other food (not made on site)	-20.00
4280 Food Discounts	-121,662.51
4281 Food Discounts - Shopify	-5,710.35
4290 Refunds	-10,664.00
Total 4200 Food Sales	**5,183,713.81**
4300 Beverage Sales	32.00
4305 Coffee Drinks	12,517.61
4306 Coffee Drinks - Shopify	85.00
4310 N/A Beverage	114,908.10
4311 N/A Beverage - Shopify	56.00
4320 Beverage Discounts	-9.48
Total 4300 Beverage Sales	**127,589.23**
4500 Merchandise Sales	
4501 Merchandise Retail	17,479.27
4502 Merchandise - Shopify	320.00
4510 Merchandise Discounts	-11.10
Total 4500 Merchandise Sales	**17,788.17**
4600 Delivery Charges	90,724.20
4800 Credit Card Fee Income	10.00
Total Income	**$5,419,825.41**
Cost of Goods Sold	
5100 Food Costs	
5110 Dry Goods	422,616.41
5120 Dairy	231,632.29
5130 Produce	65,848.79
5140 Fish	353,495.19
5150 Grab N Go	62,294.72
5170 In House Transfer - Dough	0.00
5171 In House Transfer - Cream Cheese	0.00
5180 Freight In	1,564.90
Total 5100 Food Costs	**1,137,452.30**
5200 Beverage Costs	
5210 N/A Beverage COG	23,138.19

Boichik Bagels

Profit and Loss
January - December 2022

	TOTAL
5220 Coffee COG	15,894.50
Total 5200 Beverage Costs	**39,032.69**
5300 Merchandise Costs	31,152.28
Cost of Goods Sold	0.00
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$1,207,637.27**
GROSS PROFIT	**$4,212,188.14**
Expenses	
6010 Salaries & Wages	39,432.47
6011 Corporate Management	216,307.75
6011.1 Unit Manager	145,673.18
6012.1 Retail FOH	474,216.32
6012.2 Bakery BOH	405,680.22
6012.4 Shipping & Delivery	64,543.02
Total 6010 Salaries & Wages	**1,345,852.96**
6010.1 Labor Related Expenses	
6012.7 Trial/ Temp Labor Contractor	560.67
6020 Employee Health Insurance	27,177.27
6025 Employee 401K Match	22,014.12
6030 Employer Payroll Taxes	147,605.98
6040 Worker's Comp Insurance	34,321.73
6045 Employee Meals	1,113.41
6510 Payroll Processing Fees	24,092.20
Total 6010.1 Labor Related Expenses	**256,885.38**
6400 General & Admin	
6230 Merchant Fees - Upserve	17,126.46
6400.1 Advertising & PR	2,103.12
6400.2 Bank Charges & Fees	2,152.60
6400.3 Business Taxes & Licenses	9,780.58
6400.4 Dues & Subscriptions	810.21
6400.41 Donations	1,107.41
6400.5 Insurance Liab & general	24,775.85
6400.7 Merchant Fees - QuickBooks	5,342.64
6400.8 Merchant Fees - Shopify	42,133.52
6400.9 Merchant Fees - Toast	97,134.30
6536 Local Transportation	21.99
6544 Owner's Benefits - Health Insurance	2,958.13
6545 Meals & Entertainment	1,946.55
6550 Postage & Shipping	84.10
6580 Travel	1,960.89
6580.5 Travel Meals	87.36
Total 6580 Travel	**2,048.25**

	TOTAL
6585 Education & Training	1,164.11
6590 Research & Development	203.71
6595 Parking & Tolls	141.03
6597 Admin Misc	298.76
Total 6400 General & Admin	**211,333.32**
6500 Direct Operating Expenses	
6053 Shipping Costs	125.97
6115 Banquet & Catering	656.32
6135 Decoration & Display	6,716.49
6170 Misc	1,314.12
6185 Small furniture	283.83
6195 Uniforms	1,851.67
6500.1 Over / Short	8,255.15
6500.3 Auto Registration	1,304.00
6500.4 Auto Repairs & Maintenance	2,757.19
6500.5 Mileage Reimbursement	29,790.05
6500.6 Gas, Parking & Tolls	13,587.45
6501.1 Supplies - Amazon	26,910.83
6501.3 Supplies - BOH	67,611.83
6501.4 Supplies - Paper & Packaging	127,891.12
6501.5 Supplies - Office	28,291.89
6501.6 Supplies - Janitorial & Cleaning	14,949.09
6502.1 Linen & Laundry Service	10,062.90
6502.2 Contract Cleaning	80,814.00
6502.4 Repair & Maintenance	15,430.47
Total 6500 Direct Operating Expenses	**438,604.37**
6600 Utilities	
6600.1 Gas & Elec	47,747.86
6600.2 Trash	6,000.00
6600.4 Security	1,085.72
6600.5 Telephone & Internet	9,614.35
6600.6 Water & Sewage	6,435.88
Total 6600 Utilities	**70,883.81**
6700 Occupancy Costs	
6710 Rent	251,911.83
6711 CAM	2,948.00
6712 Landlord Insurance	361.00
6713 Landlord Secured Property Tax	1,294.00
6730 Unsecured Property Tax	1,969.49
Total 6700 Occupancy Costs	**258,484.32**
Total Expenses	**$2,582,044.16**
NET OPERATING INCOME	**$1,630,143.98**

Boichik Bagels

Profit and Loss
January - December 2022

	TOTAL
Other Income	
7300 Interest Earned	9,292.86
7331 Other Misc Income	111.70
Total Other Income	**$9,404.56**
Other Expenses	
7000 Interest Paid	11,995.66
7100 State Corporate Tax	21,737.41
Reconciliation Discrepancies	-0.12
Total Other Expenses	**$33,732.95**
NET OTHER INCOME	$ -24,328.39
NET INCOME	$1,605,815.59

Boichik Bagels

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Petty Cash & Change - COL	0.00
1011 Petty Cash & Change - PA	3,033.00
1120 Bank COL - Fremont (1116)	176,712.82
1121 Bank PA - First Republic (9246)	204,978.93
1130 QuickBooks Checking Account	613,230.40
Total Bank Accounts	**$997,955.15**
Accounts Receivable	
1210 Accounts Receivable (A/R) Trade	71,527.27
Total Accounts Receivable	**$71,527.27**
Other Current Assets	
1220 Upserve/Toast Open Checks	555.89
1230 Unreturned Employee Wages	0.00
1300 OLD - Food Inventory	-243.48
1320 Beverage Inventory	0.00
1350 Merchandise	0.00
1360 Paper Products	0.00
1381 Inventory - PA	9,355.75
1410 OLD - Visa/MC/Amex clearing	-17,791.66
1420 Undeposited Funds	-511.42
1430 OLD**POS Clearing	8,951.24
1431 OLD**Shogo Clearing (Upserve)	466.54
1432 Webgility Clearing (Shopify)	5,750.64
1433 OLD - Shogo Clearing (Toast)	14,395.25
1440 Payroll Tax Receivable	-16.59
Inventory Asset	0.00
Total Other Current Assets	**$20,912.16**
Total Current Assets	**$1,090,394.58**
Fixed Assets	
1510 Leasehold Improvements	3,344,463.20
1511 Improvements Soft Costs (design, permits, architects)	354,913.62
Total 1510 Leasehold Improvements	**3,699,376.82**
1540 Furniture & Equipment	2,113,079.84
1560 Vehicles	155,546.13
1592 Accumulated Depreciation - Leasehold	-36,975.00
1594 Accumulated Depreciation - F&E	-75,971.00
1595 Accumulated Depreciation - Vehicles	-23,534.20
Total Fixed Assets	**$5,831,522.59**

Boichik Bagels

Balance Sheet

As of December 31, 2022

	TOTAL
Other Assets	
1610 Security Deposits	57,815.16
Total Other Assets	**$57,815.16**
TOTAL ASSETS	**$6,979,732.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2110 Accounts Payable (A/P) - Trade	75,038.97
Total Accounts Payable	**$75,038.97**
Credit Cards	
2010 Cap1 9486	13,079.62
Total Credit Cards	**$13,079.62**
Other Current Liabilities	
2090 Sales Tax Payable	-13,271.45
2091 Sales TX	4,877.14
2210 State Corporate Tax Liability	0.00
2311 Accrued Wages & P/R Taxes (PA)	38,900.92
2321 Tips Payable (P/A)	-4,600.07
2400 Employer Health Benefits Payable	-11,203.73
2410 Employer 401K Benefits Payable	2,698.60
2450 Employee Tax Garnishment	258.19
2510 Gift Certificates payable	79,282.32
2540 Undistributed Tips	6,143.17
Total Other Current Liabilities	**$103,085.09**
Total Current Liabilities	**$191,203.68**
Long-Term Liabilities	
2620 Equipment Financing	1,097,150.42
2650 Hyundai Car Loan	23,398.67
2700 Community Loans	1,213,000.00
2750 SMBX Bonds Payable	997,051.08
2800 Willowseed Loan	0.00
2900 PPP Loan	0.00
Total Long-Term Liabilities	**$3,330,600.17**
Total Liabilities	**$3,521,803.85**
Equity	
3100 Opening Balance Equity	10,000.00
3210 Shareholder Invest	356,562.57
3220 Shareholder Distributions	-979,310.97
3300 Suspense	0.00
3900 Retained Earnings	2,464,861.29

Boichik Bagels

Balance Sheet

As of December 31, 2022

	TOTAL
Net Income	1,605,815.59
Total Equity	**$3,457,928.48**
TOTAL LIABILITIES AND EQUITY	**$6,979,732.33**

Boichik Bagels

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,605,815.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Accounts Receivable (A/R) Trade	-22,565.43
1220 Upserve/Toast Open Checks	-232.91
1300 OLD - Food Inventory	0.00
1381 Inventory - PA	-9,355.75
1410 OLD - Visa/MC/Amex clearing	20,806.61
1430 OLD**POS Clearing	2,289.00
1431 OLD**Shogo Clearing (Upserve)	0.00
1432 Webgility Clearing (Shopify)	4,630.79
1433 OLD - Shogo Clearing (Toast)	-14,395.25
1440 Payroll Tax Receivable	-0.04
Inventory Asset	0.00
2110 Accounts Payable (A/P) - Trade	43,483.28
2010 Cap1 9486	-4,397.51
2090 Sales Tax Payable	-8,336.10
2091 Sales TX	101.01
2210 State Corporate Tax Liability	-15,209.00
2311 Accrued Wages & P/R Taxes (PA)	38,900.92
2321 Tips Payable (P/A)	-4,600.07
2400 Employer Health Benefits Payable	-4,995.31
2410 Employer 401K Benefits Payable	2,698.60
2450 Employee Tax Garnishment	258.19
2510 Gift Certificates payable	33,408.96
2540 Undistributed Tips	-16,006.18
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**46,483.81**
Net cash provided by operating activities	**$1,652,299.40**
INVESTING ACTIVITIES	
1510 Leasehold Improvements	-3,172,818.81
1511 Leasehold Improvements:Improvements Soft Costs (design, permits, architects)	-300,475.88
1540 Furniture & Equipment	-1,935,684.64
1560 Vehicles	-59,245.05
1610 Security Deposits	-23,284.16
Net cash provided by investing activities	**$ -5,491,508.54**
FINANCING ACTIVITIES	
2620 Equipment Financing	1,097,150.42
2650 Hyundai Car Loan	-9,118.93
2700 Community Loans	1,213,000.00
2750 SMBX Bonds Payable	997,051.08
2800 Willowseed Loan	-10,130.61
3100 Opening Balance Equity	10,000.00
3220 Shareholder Distributions	-18,221.63
3300 Suspense	0.00

Boichik Bagels

Statement of Cash Flows

January - December 2022

	TOTAL
Net cash provided by financing activities	**$3,279,730.33**
NET CASH INCREASE FOR PERIOD	**$ -559,478.81**
Cash at beginning of period	1,556,922.54
CASH AT END OF PERIOD	**$997,443.73**